UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BisonEV Retrofits Inc.

Legal status of issuer

       Form
       Corporation

       Jurisdiction of Incorporation/Organization
       North Carolina

       Date of organization
       July 14, 2021

Physical address of issuer
1 Water Street, Old Fort NC 28762

Website of issuer
https://www.bisonev.com

Current number of employees
21

	Most recent fiscal year-end (2021)
Total Assets	$0
Cash & Cash Equivalents	$0
Accounts Receivable	$0
Short-term Debt	$0
Long-term Debt	$0
Revenues/Sales	$0
Cost of Goods Sold	$0
Taxes Paid	$0
Net Income	$0

May 2, 2022

Form C-AR

BisonEV Retrofits Inc.



ANNUAL REPORT

1 Water Street

Old Fort NC 28762

https://www.bisonev.com

This Annual Report is dated May 2, 2022

This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by BisonEV Retrofits Inc., a North Carolina Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation

CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://farm.one no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

FORWARD-LOOKING STATEMENTS

This report may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this report, the words "estimate," "project," "believe," "anticipate," "intend," "expect" and similar expressions are intended to identify forward-looking statements, which constitute forward looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's actual results to differ materially from those contained in the forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. The Company does not undertake any obligation to revise or update these

forward-looking statements to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

BUSINESS AND GENERAL OVERVIEW

BisonEV Retrofits Inc. was founded and incorporated on July 14, 2021 with the state of North Carolina for the purpose of retrofitting internal combustion engine (ICE) vehicles to fully electric vehicles (EV).

BisonEV has developed a team that includes decades of combined experience within the EV market. Strategic alliances and experience with international companies producing and converting thousands of electric vehicles allow us to enter the United States market quickly.

Through intense market analysis, the Company has defined school buses as the target market. There are over 480,000 diesel and gas-powered school buses in the United States. A growing push from the government and society to electrify the entire country's fleet of school buses has created a demand for electric school buses. With the high cost and low supply of electric school buses, this market is a perfect opportunity for BisonEV.

During 2021, BisonEV has produced several prototype retrofitted electric vehicles, including a Jeep 4X4 Cherokee and a Ford Transit van. With the focus on school buses, the Company has now positioned itself to produce it's first electric-retrofitted buses in the second quarter of 2022.

There has been no revenue during 2021, as this period was used to build the team and work on prototype vehicles. With the anticipation of prototype electric school buses in the first half of 2022, revenue is expected to begin in Q3 2022.

Throughout this Annual Report references to "we", "our", "us", "BisonEV", "the Company", and similar terms refer to BisonEV Retrofits Inc.

Competition

There are only a few companies currently employing similar technology within our target markets. The dominant players include SEA Electric, Motiv Power Systems, Lightning eMotors, and Unique Electric Systems. In all cases, the products these companies offer differ from BisonEV in their application, pricing, feature set, and delivery mechanism.

While not direct competitors of BisonEV, the following companies produce new electric school buses: Thomas, Blue Bird, IC Bus, and Lion Electric. The cost for a customer to purchase a new electric school bus is 100-200% more than the cost of a BisonEV retrofitted electric school bus.

Our competitive research reveals that BisonEV offers substantial differentiation while also providing additional value to the potential customers.

Employees

As of the year ended December 31, 2021, the Company had 21 employees.

Legal Proceedings

There are no legal proceedings material to our business or financial condition pending and, to the best of our knowledge, there are no such legal proceedings contemplated or threatened.

Intellectual Property

The Company does not have any registered intellectual property.

Risk Factors

Investing in our securities involves a great deal of risk. Careful consideration should be made of the following factors as well as other information included in this Annual Report before deciding to purchase our common stock. Our business, financial condition or results of operations could be affected materially and adversely by any or all these risks.

THE FOLLOWING MATTERS MAY HAVE A MATERIAL ADVERSE EFFECT ON OUR BUSINESS, FINANCIAL CONDITION, LIQUIDITY, RESULTS OF OPERATIONS OR PROSPECTS, FINANCIAL OR OTHERWISE. REFERENCE TO THIS CAUTIONARY STATEMENT IN THE CONTEXT OF A FORWARD-LOOKING STATEMENT OR STATEMENTS SHALL BE DEEMED TO BE A STATEMENT THAT ANY ONE OR MORE OF THE FOLLOWING FACTORS MAY CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENT OR STATEMENTS.

Our company is brand new and has no operating history.

The company was formed in North Carolina in 2021. We have limited established business operations and it is unclear at this point which, if any, of our current and intended plans may come into fruition and, if they do, which ones will be a success. To date, our business operations consist of working on a handful of retrofits at our workshop for prototype/proof of concept purposes. The company has incurred a net loss and has not generated any revenue since inception. There is no assurance that the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

The auditor has included a "going concern" note in the audited financials.

Our auditor has noted that the company has not yet commenced planned principal operations and has not generated revenues or profits as of July 14, 2021 (inception). These factors, among others, raise substantial doubt about the company's ability to continue as a going concern. We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.

The company is currently offering up to $5,000,000 in Common Stock in a Regulation CF offering, with a Target Offering Amount of $25,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding.

We do not have definitive agreements in place with any of our partners, including our battery supplier.

We have just begun operating out business, which relies on sourcing the products that will be used for the retrofitting from a variety of sources. We have yet to enter into a definitive agreement with Lion E-Moblity AG, our intended battery provider, or any of our partners. If we are we unable to reach agreements with these parties or find other partners who can offer similar terms, and in particular the costs, it could impair our ability to execute on our business plan or our ability to achieve profitability.

The company operates in a capital-intensive industry.

The retrofitting of vehicles is a capital-intensive business. Even if we successfully raise $5,000,000 from this Offering, we will need to raise an additional capital. We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from government or financial institutions. This capital will be necessary to fund ongoing operations, continue research, development and design efforts, establish garages, improve infrastructure, and make the investments in tooling and manufacturing equipment required for our services. We cannot assure you that we will be able to raise additional funds when needed.

The terms of any loan may not be favorable to the company.

We may have to seek loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the company's business, results of operations or financial condition.

Bison operates in a highly competitive market.

The company competes with many other companies offering retrofitting solutions, including large automobile manufacturers, that have substantially greater resources than the company. Such competition may result in the company being unable to compete effectively, recruit or retain qualified employees or obtain the capital necessary to fund the company's operations and develop its services. The company's inability to compete with other companies for a share of the energy efficient retrofitting market would have a material adverse effect on the company's results of operations and business. Further, much of what we do we will not be able to patent or otherwise protect, which means that we will have little protection for preventing others from replicating our process or a similar process and operating their own businesses.

We face significant technological and legal barriers to entry.

We face significant barriers as we attempt to produce our retrofit solutions. We still do not have a final design, a manufacturing facility or manufacturing processes. The automobile industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs of designing and manufacturing parts, the need for specialized design and development expertise, regulatory requirements and establishing a brand name and image and the need to establish service locations. Though some of these are easier with retrofitting rather than producing new vehicles, we still must successfully overcome these and other manufacturing and legal barriers to be successful.

Our success is dependent upon consumers' willingness to adopt energy-efficient, retrofitted battery powered vehicles originally designed to use combustion engines.

If we cannot develop sufficient market demand for energy-efficient, retrofitted battery powered vehicles, we will not be successful. Factors that may influence the acceptance of retrofitted battery powered vehicles include:

- perceptions about an electric vehicle not originally designed to be powered by battery;

- perceptions about battery life, range and other performance factors;

- the availability of alternative fuel vehicles, including plug-in hybrid electric and all-electric vehicles;

- the availability of infrastructure to support the use of battery powered vehicles that can deliver high voltage charging points into homes and public spaces;

- improvements in the fuel economy of the internal combustion engine;

- the environmental consciousness of consumers;

- volatility in the cost of oil and gasoline; and

- government regulations and economic incentives promoting fuel efficiency and alternate forms of transportation.

We will depend on the perception of electric vehicles.

Despite their outward green credentials, there are a number of environmental issues for EVs that represent a potential liability and reputational risk for vehicle manufacturers and suppliers. There is currently no standardized process to recycle lithium-based batteries and the long term environmental and health impacts of battery disposal are unknown at present. Battery production is energy intensive and requires certain raw materials — such as lithium and cobalt — that require a rigorous extraction process. High voltage batteries could also pose a pollution risk if not properly disposed of, or where vehicles are exposed to flood waters.

Developments and improvements in alternative technologies such as hybrid engine or full electric vehicles, or in the internal combustion engine, or continued low retail gasoline prices may materially and adversely affect the demand for our energy-efficient, retrofitted battery powered vehicles.

Significant developments in alternative technologies, such as advanced diesel, ethanol, fuel cells or compressed natural gas, or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect our business and prospects in ways that we do not currently anticipate. If alternative energy engines or low gasoline prices make existing motors less expensive to operate, our retrofits solutions may not be as appealing.

We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims.

We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The automobile industry experiences significant product liability claims and we face an inherent risk of exposure to claims in the event our retrofit solutions do not perform as expected or malfunction resulting in personal injury or death. For instance, we may be liable for issues related to the batteries, even if we do not manufacture the batteries internally. A successful product liability claim against us could require us to pay a substantial monetary award. Moreover, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future solutions and products, which could have material adverse effect on our brand, business, prospects and operating results. Any lawsuit seeking significant monetary damages either in excess of our liability coverage, or outside of our coverage, may have a material adverse effect on our reputation, business and financial condition. We may not be able to secure product liability insurance coverage on commercially acceptable terms or at reasonable costs when needed, particularly if we do face liability for our products and are forced to make a claim under our policy.

Our failure to obtain and then maintain the right to use certain intellectual property may negatively affect our business.

Our future success and competitive position may depend in part upon our ability to obtain and then maintain certain proprietary intellectual property used in our principal products. This may be achieved, in part, by prosecuting claims against others who we believe are infringing our rights and by defending claims of intellectual property infringement brought by others. While we are not currently engaged in any material intellectual property litigation, in the future we may commence lawsuits against others if we believe they have infringed our rights, or we may become subject to lawsuits alleging that we have infringed the intellectual property rights of others. For example, to the extent that we have previously incorporated third-party technology and/or know-how into certain products for which we do not have sufficient license rights, we could incur substantial litigation costs, be forced to pay substantial damages or royalties, or even be forced to cease sales in the event any owner of such technology or know-how were to challenge our subsequent sale of such products (and any progeny thereof). In addition, to the extent that we discover or have discovered third-party patents that may be applicable to products or processes in development, we may need to take steps to avoid claims of possible infringement, including obtaining non-infringement or invalidity opinions and, when necessary, re-designing or re-engineering products. However, we cannot assure you that these precautions will allow us to successfully avoid infringement claims. Our involvement in intellectual property litigation could result in significant expense to us, adversely affect the development of sales of the challenged product or intellectual property and divert the efforts of our technical and management personnel, whether or not such litigation is resolved in our favor. In the event of an adverse outcome in any such litigation, we may, among other things, be required to:

- pay substantial damages;

- cease the development, manufacture, use, sale or importation of products that infringe upon other patented intellectual property;

- expend significant resources to develop or acquire non-infringing intellectual property;

- discontinue processes incorporating infringing technology; or

- obtain licenses to the infringing intellectual property.

We cannot assure you that we would be successful in any such development or acquisition or that any such licenses would be available upon reasonable terms, if at all. Any such development, acquisition or license could require the expenditure of substantial time and other resources and could have a material adverse effect on our business, results of operations and financial condition.

The company's insurance may not be sufficient.

There can be no assurance that its insurance is sufficient to cover the full extent of all of its losses or liabilities for which it is insured. Further, insurance policies expire annually, and the company cannot guarantee that it will be able to renew insurance policies on favorable terms, or at all. In addition, if it, or other leisure facilities, sustain significant losses or make significant insurance claims, then its ability to obtain future insurance coverage at commercially reasonable rates could be materially adversely affected. If the company's insurance coverage is not adequate, or it becomes subject to damages that cannot by law be insured against, such as punitive damages or certain intentional misconduct by their employees, this could adversely affect the company's financial condition or results of operations.

The company relies on outside parties to provide technological and manufacturing expertise.

The company has relied upon consultants, engineers and others and intends to rely on these parties for technological and manufacturing expertise. Substantial expenditures are required to develop and produce our retrofitting solutions. If such parties' work is deficient or negligent or is not completed in a timely manner, it could have a material adverse effect on the company.

The company depends on key personnel and faces challenges recruiting needed personnel.

The company's future success depends on the efforts of a small number of key personnel. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

The company will depend upon the battery costs, a significant portion of overall costs, to continue to be driven lower.

While the cost of batteries has been coming down, there is no guarantee that this will continue, as battery costs are driven by commodity prices, shipping prices, and political risk, all of which could work in the opposite direction.

We are relying on a steady supply of skilled workers.

The company is located in a rural county with a limited labor supply. There is no assurance that it can attract the skilled workers that it requires in sufficient quantity to scale operations according to its plans.

Part of the company's business model relies on its ability to buy used passenger cars in the window of one to three years after they were first sold as new at a reasonable market price.

The current market for used cars has seen a 25% price increase over the last year. There is no assurance that the company will be able to secure a steady supply of used cars in the condition it requires at a price that will enable it to remain competitive.

The company's business model relies on its ability to convince bus and van fleet owners to retrofit their vehicles rather than scrap them and purchases new electric vehicles.

There is no assurance that bus and van fleet owners will view this as an attractive value proposition.

The company will depend upon strategic relationships to develop, exploit, and manufacture its products. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with manufacturers, fleet owners, school boards, and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Our failure to implement and maintain effective internal control over our corporate governance may result in material misstatements with respect to our capital structure.

To date, our corporate records have been limited and we have not retained local counsel to assist with corporate governance, including documenting all of our stock issuances. Any failures could potentially subject us to liability and/or fines. Further, to the extent the amount of our outstanding number of stock is incorrect, you may suffer immediate dilution, see "Dilution" below.

We operate in a regulatory environment that is evolving and uncertain.

To date there is limited in regulation on mass retrofitting of vehicles. As such, new laws and regulations could be adopted in the United States and abroad. Further, existing laws and regulations may be interpreted in ways that would impact our operations. Changes could include requiring our retrofitting processes to meet certain standards. The addition cost and time needed to provide information to authorities could negatively impact our business.

The company requires that homologation does not increase production times nor costs.

The company believes that it can secure the regulatory approvals that it needs to retrofit passenger vehicles at scale. However, there is no guarantee that regulatory authorities, such as the National Highway Traffic Safety Administration, will permit the company to produce its vehicles without extensive safety testing, which will materially delay its ability to get to market.

We may be affected by uncertainty over government incentives and state registration requirements for vehicles.

The company's cost thesis strongly benefits from purchase incentives at the state and national government levels. The existence or lack of tax incentives will affect the adoption velocity of our products in the marketplace. An inability to take advantage of tax incentives may negatively affect our revenues.

Our founder has control over all stockholder decisions because he controls a substantial majority of our voting stock.

As a result of the Common Stock that he holds, Hank Venter, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate 163,220,000 shares of Common Stock, which will represent approximately 79% of the voting power of our outstanding capital stock. As a result, Mr. Venter has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Our valuation and our offering price have been established internally and are difficult to assess.

BisonEV Retrofits Inc. has set the price of its Common Shares at $1 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's state in a company could be diluted due to the company issuing additional shares. In other words, when the company issues, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round", meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Directors, Executive Officers and Significant Employees

Our directors, executive officers and significant employees as of the date of this report are as follows:

Hank (E.J.) Venter   *Chief Executive Officer and Chairman*

Erasmus Johannes (Hank) Venter has over 50 years of experience in Agri-business, mining minerals & metals (Iron Ore, Manganese Ore, and Coal) and International mineral trading Industry. Most recently, Hank is CEO and founder of Bison EV which specializes in combustion engines to Electric Vehicle conversions. His experience spans across a number of continents and countries, ranging from South Africa, United States, Mexico, Brazil, Singapore, Hong Kong, Indonesia, India, Kenia, Tanzania and Zambia. His trading businesses created several companies, mineral rights and offices on 4 continents between 1999 and 2015.

Currently, Hank is CEO at MIAS Group, Bison Minerals and EV Group from September 2018 to present and owner/CEO of MIAS USA Inc. from January 1986 to present as well as our CEO since July 16, 2021.

Fernando Mera	*Chief Operating Officer*

Fernando is a global business development senior executive with a unique blend of managerial, technical, commercial, and cultural expertise. He has over twenty-five years of established business relationships with international industry leaders. Fernando has proven performance in developing, promoting, selling, financing, implementing, and operating multi-million-dollar international Projects. He is experienced in launching and operating international business units, strategic planning, multicultural negotiations, marketing & sales, risk assessment of business opportunities, launching e-Commerce initiatives, and establishing strategic alliances.

Fernando is a Partner of MIAS Minerals Holding and Chief Operating Officer of 8 Point Exports de Mexico S.A. de C.V. and BisonEV Inc. He is the President of Trade Latin LLC, which provides valued products and consulting services in Latin America. He teaches International Business at the Institute of International Business - J. Mack Robinson College of Business at Georgia State University. Over the last 3 years, Mr. Mera has continued as President of Trade Latin LLC as well as founding and running Trade Latin de la Amazonia SAC, a company that provides cost effective solutions and services to mining, ecotourism, biomass green energy and power plants.

Mr. Mera has been serving as our COO since July of 2021.

Mike Andrews	*Chief Accounting Officer*

Mr. Andrews has been serving as our CAO since July of 2021. Mike Andrews is a business executive with 47 years of experience in business and strategic planning for high growth start-ups as well as Fortune 500 companies. Working with hundreds of clients in many industries, he has first-hand knowledge of what works and what doesn't. Expert in PERT/critical path planning, he developed strategic step-by-step plans for

Keller Williams Realty which helped them grow from 20 agents in one location to over 78,000 agents operating in 500+ locations across the United States and Canada.

For the last three years, Mr. Andrews has been working for Bison Minerals while also providing independent consulting. Currently, he is working with BisonEV Retrofits Inc and continuing with consulting.

Dr. Gerhard Human	*Chief Technology Officer*

Gerhard is an industry expert in hydrogen production, storage and dispensing, with comprehensive knowledge of hydrogen trends, technologies and key industry players. He has extensive experience in: PEM electrolyser cell development; PEM electrolyser testing; application of renewable energy technologies and integration with electrolysis; storage and system design for explosive gasses environments; fuel cell stack and system testing; and green hydrogen supply chains.

Dr. Human was the Program Manager at Northwest University from September 2013 – December 2020 with the focus on implementing renewable and green hydrogen energy infrastructure. He is an executive member of HySA Infrastructure. Dr. Human has been serving as our CTO since July of 2021.

Ian G. Thompson	*Technical Consultant*

Highly accomplished design and engineering management professional with 35 years of hands-on experience in design engineering, team management, manufacturing and project leadership in the International automotive industry. Highly skilled in taking products from concept to production. Proven ability to build and lead top-performing teams. Expert communicator capable of translating complex data and concepts into simplified terms. Extensive international experience working with different cultures. Expert knowledge in Asian pacific marketplace.

In addition to serving as our technical consultant since July of 2021, Ian also currently serves as Chief Technology Officer (CTO) at H2X a Hydrogen Fuel Cell Vehicle Company (Asia) a position he has held since 2018. His recent experience includes being CTO of Hyzon Motors from February 2020 – June 2020, Chief Engineer and Head of Innovation and New Technology at Grove Hydrogen Automotive Co., LTD from February 2019 – February 2020, and Director of Vehicle Interiors at Karma Automotive LLC from April 2017 – December 2018.

Steven Petusky	*Marketing*

Steven is a serial entrepreneur, using his skills in internet marketing to found, develop, run and ultimately sell several companies over the last 25 years. From February 2016 through August 2021, he founded a successful Fulfilled By Amazon (FBA) business, BR Pro Enterprises. Using his expertise in inventory sourcing and management, internet marketing, and strategic software, he was able about to increase revenue and profits by over 100% year over year. Mr. Petusky formed a relationship with Mr. Venter in May 2021, with heavy interest in the EV industry. He officially joined BisonEV Retrofits Inc. soon after it formed.

Ownership and Capital Structure; Rights of the Securities

Principal Security Holders

The Company's CEO and Chairman of the Board of Directors owns 79.45% of the shares of Class B common stock.

Classes of securities

Class B Common Stock

The Company is authorized to issue up to 500,000,000 shares of Class B Common Stock. At the end of the year ending December 31, 2021, there are 213,450,000 shares issues and outstanding.

The following table shows who owns more than 20% of company's voting securities as of December 31, 2021:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
Hank [EJ] Venter	163,220,00	79.45%

The following table describes our capital structure as of December 31, 2021:

Class of Equity	Authorized Limit*	Issued and Outstanding	Committed, Not-issued**	Available*
Common Stock	500,000,000	205,425,000	8,025,000	286,550,000

* The company is the process of documenting some of the issuances.

**The company has not adopted an employee incentive plan but anticipates setting aside shares for employees.

Dividend Rights

Holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Right to Receive Liquidation Distributions

In the event of the company's liquidation, dissolution, or winding up, holders of its Common Stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of the company's debts and other liabilities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Debt

The Company has no outstanding debt.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Section 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form C-AR and has duly caused this Annual Report to be signed on its behalf by the duly authorized undersigned on May 2, 2022.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

BISONEV RETROFITS, INC.

By: */s/ Erasmus J. Venter*

Title: Chief Executive Officer

        Chairman of the Board of Directors

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

BISONEV RETROFITS, INC.

By: */s/ Erasmus J. Venter*

Title: Chief Executive Officer

        Chairman of the Board of Directors

EXHIBIT A

FINANCIALS (UNAUDITED)

MAY 2, 2022

BisonEV Retrofits Inc.

BisonEV Retrofits Inc.

Balance Sheet

(Unaudited)

As of December 31, 2021

(USD $ in Dollars)

Assets

Current Assets:	
Cash & cash equivalents	$0
Inventories	$0
Total Current Assets	**$0**
Property and equipment, net	$0
Total assets	**$0**

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities:	
Total current liabilities	$0
Total liabilities	$0

STOCKHOLDERS EQUITY

Common Stock Class B	$205,450,000
Retained earnings/(Accumulated Deficit)	-$205,450,000
Total stockholders' equity	**$0**
Total liabilities and stockholders' equity	**$0**

BisonEV Retrofits Inc.

Profit and Loss

(Unaudited)

January-December 2021

(USD $ in Dollars)

Income

Total Income	$0.00
Gross Profit	**$0.00**
Expenses	
Advertising & Marketing	$2,325.36
General Business Expenses	$860.00
Legal & Accounting Services	$51,000.00
Meals	$521.83
Office Expenses	$868.36
Payroll Expenses	$52,378.58
Rent	$1,550.00
Supplies & Materials	$18.883.53
Travel	$1,500.00
Utilities	$100.00
Vehicle Expenses	$400.00
Total Expenses	**$130,387.66**
Net Operating Income	**-$130,387.66**
Net Income	**-$130,387.66**

NOTE 1:

NATURE OF OPERATIONS

BisonEV Retrofits, Inc. (the "Company") is a corporation organized on July 14, 2021 under the laws of North Carolina. The Company was formed to retrofit vehicles, transforming existing internal combustion engine vehicles to electric operated vehicles.

As of December 31, 2021, the Company has not commenced planned principal operations nor generated revenue. The Company's activities since inception have consisted of formation activities, prototype development, and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company's planned operations or failing to profitably operate the business.

NOTE 2:

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, the need for protection of intellectual property, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

NOTE 3:

GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of July 14, 2021 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time.

The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.